Exhibit 99.1

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 12-226
June 19, 2012

Platinum Group Confirms Plans

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”), confirms that, in line with previous guidance, it is proceeding with its plans to finance and complete the WBJV Project 1 Platinum Mine as well as explore and expand its new Waterberg discovery, in South Africa.

R. Michael Jones said “We have a high grade competitive platinum deposit at WBJV Project 1 and the construction and banking plans for project finance are progressing well. The WBJV Project 1 mine is near surface and has excellent grade. The competitive nature of this project is highlighted at this time of increasing costs and mine closures. At Waterberg, we have extraordinary grade thickness, located near surface and eight drill rigs continue to expand this new discovery. We have solid confidence in the platinum market in the medium and long term and confidence of our position in that market as we drive towards first production in mid 2014.”

Phase 1 at the WBJV Project 1 Platinum Mine (74% Platinum Group and 26% JSE listed Wesizwe Platinum) was budgeted at USD $100 million for acquisition of surface rights, completion of declines into the ore body and construction of surface infrastructure. This work is funded, now over half way complete and on budget. A full Mining Right for the project was granted by the Government of South Africa on April 4, 2012.

The final steps for the completion of project finance banking and the execution of off-take arrangements with a smelter are expected in the weeks ahead, materially in-line with previous guidance.

During the last few months Platinum Group has made solid progress on construction at the WBJV Project 1 Platinum Mine. Sinking of the twin central declines is progressing safely and efficiently. The declines are at approximately 300 metres of linear sinking, complete with cross cuts, ventilation and muck bays. Although the declines are a few weeks behind in planned linear completion to date, the teams are improving the rate of face advance weekly for a projected on time completion. Phase 1 surface infrastructure is now essentially complete. Construction of Eskom substations and design work for water connections in preparation for Phase 2 are underway, within the Phase 1 budget, as a result savings and efficiencies to date. Also as a result of savings on the Phase 1 program, the construction of a second, southern twin decline access into the ore body is underway. This work is now progressing very well and is ahead of schedule. This second twin decline access is a critical path item in preparation for Phase 2, which will include milling, processing and tailings facilities.

At the Company’s exciting Waterberg Project on the North Limb of the Bushveld Complex, the newly discovered multiple layers of thick mineralization continue to be intersected in step out holes along strike, up dip and down dip. The zones remain open for expansion in all directions. Eight rigs are currently at work at Waterberg on a 250 meter by 250 meter grid with some larger scale step outs also in progress up to 1.0 km further along strike. An expanded budget for 2012 exploration is currently working through the approval process amongst the parties to the joint venture. An initial resource estimate at Waterberg is planned in the near term.

PLATINUM GROUP METALS LTD.	…2

The Waterberg project is 49.9% owned by Platinum Group while Japanese state exploration company JOGMEC is a 37% joint venture partner. The balance is held by a South African empowerment company.

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones, P.Eng. He is non-independent, the Company CEO and a significant shareholder. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through checking the calculations, checking samples of the core and by visiting with the qualified employees that have completed the work in South Africa. QAQC procedures include blanks, standards and chain of custody processes as previously reported.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
          R. Michael Jones, President
          or Kris Begic, Vice President, Corporate Development
          Platinum Group Metals Ltd., Vancouver
          Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	…3

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring and off-take negotiations in Q2 of calendar 2012, the amount of increase in the peak funding estimate for Project 1, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS and subsequent cost estimate disclosure may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com , respectively.